UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30458 / April 10, 2013

_____

In the Matter of   :
                                                                    :
IVY FUNDS VARIABLE INSURANCE PORTFOLIOS   :
WADDELL & REED INVESTMENT MANAGEMENT COMPANY   :
WADDELL & REED, INC.   :
                                                                    :
6300 Lamar Avenue   :
Overland Park, Kansas 66202-4200   :
                                                                    :
(812-14114)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Ivy Funds Variable Insurance Portfolios, Waddell & Reed Investment Management Company, and Waddell & Reed, Inc. filed an application on January 18, 2013, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a) under the Act. The order would permit open-end management investment companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On March 15, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30427). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Ivy Funds Variable Insurance Portfolios, et al. (File No. 812-14114) is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

                                               Kevin M. O'Neill
                                               Deputy Secretary